Form 6-K
No. (2)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of      December 2006,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
Date: December 15, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, December 14, 2006 Page 1 of 1

Morten Falkenberg new head of Floor Care and Small Appliances
Morten Falkenberg has been appointed head of Floor Care & Small Appliances. He previously held the position as president of Floor Care & Small Appliances Europe. In his new role Falkenberg reports to CEO Hans Stråberg and is a member of the Electrolux Group Management.
Falkenberg succeeds Magnus Yngen, who was appointed head of Major Appliances Europe in October 2006. Prior to joining Electrolux in 2003 Falkenberg held senior positions at Carlsberg, TDC Mobile and Coca Cola. He holds a bachelor’s degree in business from the Copenhagen School of Economics and Business Administration.
Electrolux Press Hot Line is available at +46 8 657 65 07
About the Electrolux Group Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees. For more information, visit http://www.electrolux.com/press.